United States Lime & Minerals, Inc.

5429 LBJ Freeway, Suite 230

Dallas, TX  75240

June 28, 2012

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             United States Lime & Minerals, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 1, 2012

File No. 000-04197

Staff Comment Letter dated June 19, 2012

Dear Ms. Jenkins:

United States Lime & Minerals, Inc. hereby advises you that we will provide the requested response to the Staff’s comment letter on or before July 20, 2012.  The additional time is required primarily due to vacation scheduling and coordination with our outside counsel and independent auditors.

Respectfully submitted,
/s/ M. Michael Owens
M. Michael Owens
Vice President and Chief Financial Officer